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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
  (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE
                       13E-3 ((S)240.13E-3) THEREUNDER)

                               ----------------

                                  REXEL, INC.
                               (NAME OF ISSUER)

                                  REXEL S.A.
                  INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   969207109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

      PIERRE CHAREYRE, REXEL S.A., 25 RUE DE CLICHY, 75009 PARIS, FRANCE (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH COPIES TO:
     JEAN-FRANCOIS CARRERAS, ESQ.                DAVID A. KATZ, ESQ.
 SOKOLOW, DUNAUD, MERCADIER & CARRERAS     WACHTELL, LIPTON, ROSEN & KATZ
         50 ROCKEFELLER PLAZA                     51 W. 52ND STREET
        NEW YORK, NY 10020-1605                  NEW YORK, NY 10019
            (212) 547-5584                         (212) 403-1000

                              JOEL A. ADLER, ESQ.
                            MCDERMOTT, WILL & EMERY
                             50 ROCKEFELLER PLAZA
                            NEW YORK, NY 10020-1605
                                (212) 547-5400

  This statement is filed in connection with (check the appropriate box):

  a.[_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b. [_] The filing of a registration statement under the Securities Act of 1933.

  c.[X] A tender offer.

  d. [_] None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

                               ----------------

                           CALCULATION OF FILING FEE

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
           TRANSACTION VALUATION*              AMOUNT OF FILING FEE
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
                $304,245,000                         $60,849
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
 * Calculated by multiplying $22.50, the per share tender offer price, by 12,893,809, the sum of the number of shares of Common Stock sought in the Offer and the 628,000 shares of Common Stock subject to options outstanding as of October 16, 1997.

                               ----------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $60,849

Form or Registration No.: Schedule 14D-1/Schedule 13D (Amendment No. 12)

Filing Party: Rexel S.A. and International Technical Distributors, Inc.

Date Filed: October 23, 1997

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

                                 INTRODUCTION

  This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Rexel S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), and (ii) International Technical Distributors, Inc., a New York corporation and a wholly owned subsidiary of Parent ("Purchaser"), and (iii) Rexel, Inc., a New York corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 promulgated thereunder by the Securities and Exchange Commission (the "SEC") in connection with the tender offer by Purchaser for all the issued and outstanding shares (the "Shares") of common stock, par value $1.00 per share, of the Company not already owned by Purchaser or any of its affiliates, upon the terms and subject to the conditions set forth in that certain Offer to Purchase dated October 23, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, each as amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively.

  The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Purchaser (the "Schedule 14D-1") with the SEC on the date hereof of the information required to be included in this
Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the annexes thereto.

  The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, the information concerning the background of the transactions, the deliberations of the Company's Board of Directors in connection with the transaction, the opinion of the Company's financial advisor and the Company's capital structure and historical financial statements and projections, was supplied by the Company. Purchaser and Parent take no responsibility for the accuracy of such information.

                             CROSS REFERENCE SHEET

                                                                    WHERE
  ITEM IN                                                         LOCATED IN
SCHEDULE 13E-3                                                  SCHEDULE 14D-1
--------------                                                  --------------
Item 1(a).................................................... Item 1(a)
Item 1(b).................................................... Item 1(b)
Item 1(c).................................................... Item 1(c)
Item 1(d).................................................... Item 1(c)
Item 1(e)....................................................   *
Item 1(f).................................................... Item 6
Item 2(a).................................................... Item 2(a)
Item 2(b).................................................... Item 2(b)
Item 2(c).................................................... Item 2(c)
Item 2(d).................................................... Item 2(d)
Item 2(e).................................................... Item 2(e)
Item 2(f).................................................... Item 2(f)
Item 2(g).................................................... Item 2(g)
Item 3(a).................................................... Item 3(a) and 3(b)
Item 3(b).................................................... Item 3(b)
Item 4....................................................... Item 5
Item 5....................................................... Item 5
Item 6(a).................................................... Item 4(a)
Item 6(b).................................................... Item 8
Item 6(c).................................................... Item 4(b)
Item 6(d).................................................... Item 4(c)
Item 7(a).................................................... Item 5
Item 7(b)....................................................   *
Item 7(c)....................................................   *
Item 7(d)....................................................   *
Item 8.......................................................   *
Item 9.......................................................   *
Item 10(a)................................................... Item 6(a)
Item 10(b)................................................... Item 6(b)
Item 11...................................................... Item 7
Item 12(a)...................................................   *
Item 12(b)...................................................   *
Item 13......................................................   *
Item 14......................................................   *
Item 15(a)...................................................   *
Item 15(b)................................................... Item 8
Item 16...................................................... Item 10(f)
Item 17...................................................... Item 11

--------
* The Item is located in the Schedule 13E-3 only.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

  (a)-(c) The response to Item 1(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

  (d) No dividends have been paid on the Shares during the past two years. The information set forth in the Offer to Purchase under "THE TENDER OFFER--
Section 6. Price Range of Shares; Dividends" is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER--Beneficial Ownership of Shares" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Statement is being filed by Parent and Purchaser. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference. The information concerning the name, state or other place of organization, principal business and address of the principal office of Parent, Purchaser and each person controlling Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Parent and Purchaser is set forth under "INTRODUCTION," "THE TENDER OFFER--Section 8. Certain Information Concerning Parent and Purchaser" and Schedule I of the Offer to Purchase and is incorporated herein by reference.

  (e)-(f) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference. During the last five years, neither Purchaser, Parent, nor, to the best knowledge of Purchaser and Parent, any of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

  (a)-(b) The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference. The information set forth in the Offer to Purchase on the cover page thereof and under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Rights of Shareholders in the Offer and the Merger; Appraisal Rights," "SPECIAL FACTORS--The Merger Agreement," "THE TENDER OFFER--Section 1. Terms of the Offer," "THE TENDER OFFER--Section 2. Acceptance for Payment and Payment," "THE TENDER OFFER--Section 3. Procedures for Tendering Shares," "THE TENDER OFFER--Section 4. Withdrawal Rights," "THE TENDER OFFER--Section 10. Dividends and Distributions," "THE TENDER OFFER--
Section 12. Certain Conditions of the Offer," "THE TENDER OFFER--Section 13. Extension of Tender Period; Amendment; Termination," "THE TENDER OFFER--
Section 14. Certain Legal Matters and Regulatory Approvals" and "THE TENDER OFFER--Section 16. Miscellaneous" is incorporated herein by reference.

  (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(e) The response to Item 5(a)-(e) of the Schedule 14D-1 is incorporated herein by reference.

  (f) and (g) The response to Item 5(f) and (g) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

  (a) The response to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

  (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference. The information set forth in the Offer to Purchase in "THE TENDER OFFER--Section 15. Fees and Expenses" is incorporated herein by reference.

  (c) The response to Item 4(b) of the Schedule 14D-1 is incorporated herein by reference.

  (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

  (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

  (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Position of Parent and Purchaser Regarding Fairness of the Merger", "SPECIAL FACTORS--Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and the Merger" and "SPECIAL FACTORS--Plans for the Company; Certain Effects of the Offer" is incorporated herein by reference.

  (c)-(d) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS-- Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company; Certain Effects of the Offer," "THE TENDER OFFER--Section 5. Certain Federal Income Tax Consequences" and "THE TENDER OFFER--Section 11. Effect of the Offer on the Market for the Shares, the New York Stock Exchange, the Pacific Stock Exchange and Exchange Act Registration" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

  (a)-(e) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS-- Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" and "SPECIAL FACTORS--Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company; Certain Effects of the Offer" is incorporated herein by reference.

  (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

  (a)-(c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Recommendation of the Company Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS-- Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" and in Schedule II is incorporated herein by reference. The opinion of Wasserstein Perrella & Co., Inc. is attached to the Offer to Purchase as
Schedule II.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

  (a) The response to Item 6(a) of the Schedule 14D-1 is incorporated herein by reference.

  (b) The response to Item 6(b) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The response to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE OFFER AND THE MERGER.

  (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS-- Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company; Certain Effects of the Offer" and "Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE OFFER AND THE MERGER.

  (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Rights of Shareholders in the Offer and the Merger; Appraisal Rights," "SPECIAL FACTORS--The Merger Agreement" and in Schedule III is incorporated herein by reference.

  (b) Not applicable.

  (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

  (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER--Section 7. Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited financial statements for the fiscal years ended December 31, 1995 and December 31, 1996, and the Company's unaudited financial statements for the period ended June 30, 1997, are attached to the Offer to Purchase as Schedules IV and V thereto, respectively.

  (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

  (a) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" is incorporated herein by reference.

  (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

  The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

  (a) Not applicable.

  (b)(1) Opinion of Wasserstein Perrella & Co., Inc. dated October 17, 1997 (attached as Schedule II to the Offer to Purchase).*

  (b)(2) Presentation of Wasserstein Perrella & Co., Inc. dated October 17,
1997.

  (b)(3) Presentation of J.P. Morgan Securities Inc. dated October 13, 1997.

  (c)(1) Agreement and Plan of Merger dated October 17, 1997, among Purchaser, Parent and Company.*

  (c)(2) Purchase Agreement dated April 22, 1992 among Parent, Purchaser, Company and Southern Electrical Supply Company, Inc. (incorporated by reference to Exhibit 2 to the Initial Statement on Schedule 13D of Parent et al. dated November 25, 1992).

  (c)(3) Investment Agreement dated November 12, 1992 among Parent, Purchaser and Company (incorporated by reference to Exhibit 4 to the Initial Statement on Schedule 13D of Parent et al. dated November 25, 1992).

  (c)(4) Shareholders Agreement dated November 10, 1992 among Parent, Purchaser and Robert M. Merson (incorporated by reference to Exhibit 5 to the Initial Statement on Schedule 13D of Parent et al. dated November 25, 1992).

  (c)(5) Registration Rights Agreement dated November 12, 1992 between Parent and Company (incorporated by reference to Exhibit 6 to the Initial Statement on Schedule 13D of Parent et al. dated November 25, 1992).

  (c)(6) Purchase Agreement dated December 10, 1993 among Parent, Purchaser and Company (incorporated by reference to Exhibit 7 to Amendment No. 2 to
Schedule 13D of Parent et al. dated June 24, 1994).

  (c)(7) Amendment No. 1 to Investment Agreement dated March 1, 1994 among Parent, Purchaser and Company (incorporated by reference to Exhibit 8 to Amendment No. 2 to Schedule 13D of Parent et al. dated June 24, 1994).

  (c)(8) Services Agreement dated as of November 1, 1995 between Parent and Company (incorporated by reference to Exhibit 10.7 to Form 10-K of Company for
1995).

  (c)(9) Form of Stock Option Agreement (incorporated by reference to Exhibit
10.2 to Form 10-K of Company for 1995).

  (d)(1) Form of Offer to Purchase dated October 23, 1997.*

  (d)(2) Form of Letter of Transmittal sent to holders of Shares.*

  (d)(3) Form of Notice of Guaranteed Delivery.*

  (d)(4) Form of Letter from J.P. Morgan Securities Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

  (d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

  (d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

  (d)(7) Summary Advertisement as published in The New York Times on October 23, 1997.*

  (d)(8) Press Release issued by Parent and Company on October 20, 1997 (incorporated by reference to Exhibit B to Amendment No. 11 to the Schedule 13D of the Parent et al. dated October 20, 1997).

  (d)(9) English translation of French-language press release published on October 20, 1997 (incorporated by reference to Exhibit C to Amendment No. 11 to the Schedule 13D of Parent et al. dated October 20, 1997).

  (d)(10) Press Release issued by Parent on August 29, 1997.*

  (d)(11) Press Release issued by the Company on August 29, 1997.*

  (d)(12) Press Release issued by the Company on October 21, 1997.*

  (d)(13) Proposal letter dated August 29, 1997 to Rexel, Inc. from Rexel S.A.

  (d)(14) Proposal letter dated August 29, 1997 to Mr. Guinchard from Rexel
S.A.

  (e) Section 623 of the Business Corporation Law of the State of New York (attached as Schedule III to the Offer to Purchase).*

  (f) Not applicable.
--------
* Incorporated by reference to the Statement on Schedule 14D-1 filed by Purchaser on October 23, 1997.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

October 23, 1997

                                          Rexel S.A.

                                                    /s/ Alain Redheuil
                                          By: _________________________________
                                            Name: Alain Redheuil
                                            Title: Chairman

                                          International Technical
                                           Distributors, Inc.

                                                    /s/ Alain Redheuil
                                          By: _________________________________
                                            Name: Alain Redheuil
                                            Title: President

                                 EXHIBIT INDEX

   EXHIBIT NO. DESCRIPTION
   ----------- -----------

  (a) Not applicable.

  (b)(1) Opinion of Wasserstein Perrella & Co., Inc. dated October 17, 1997 (attached as Schedule II to the Offer to Purchase).*

  (b)(2) Presentation of Wasserstein Perrella & Co., Inc. dated October 17,
1997.

  (b)(3) Presentation of J.P. Morgan Securities Inc. dated October 13, 1997.

  (c)(1) Agreement and Plan of Merger dated October 17, 1997, among Purchaser, Parent and Company.*

  (c)(2) Purchase Agreement dated April 22, 1992 among Parent, Purchaser, Company and Southern Electrical Supply Company, Inc. (incorporated by reference to Exhibit 2 to the Initial Statement on Schedule 13D of Parent et al. dated November 25, 1992).

  (c)(3) Investment Agreement dated November 12, 1992 among Parent, Purchaser and Company (incorporated by reference to Exhibit 4 to the Initial Statement on Schedule 13D of Parent et al. dated November 25, 1992).

  (c)(4) Shareholders Agreement dated November 10, 1992 among Parent, Purchaser and Robert M. Merson (incorporated by reference to Exhibit 5 to the Initial Statement on Schedule 13D of Parent et al. dated November 25, 1992).

  (c)(5) Registration Rights Agreement dated November 12, 1992 between Parent and Company (incorporated by reference to Exhibit 6 to the Initial Statement on Schedule 13D of Parent et al. dated November 25, 1992).

  (c)(6) Purchase Agreement dated December 10, 1993 among Parent, Purchaser and Company (incorporated by reference to Exhibit 7 to Amendment No. 2 to
Schedule 13D of Parent et al. dated June 24, 1994).

  (c)(7) Amendment No. 1 to Investment Agreement dated March 1, 1994 among Parent, Purchaser and Company (incorporated by reference to Exhibit 8 to Amendment No. 2 to Schedule 13D of Parent et al. dated June 24, 1994).

  (c)(8) Services Agreement dated as of November 1, 1995 between Parent and Company (incorporated by reference to Exhibit 10.7 to Form 10-K of Company for
1995).

  (c)(9) Form of Stock Option Agreement (incorporated by reference to Exhibit
10.2 to Form 10-K of Company for 1995).

  (d)(1) Form of Offer to Purchase dated October 23, 1997.*

  (d)(2) Form of Letter of Transmittal sent to holders of Shares.*

  (d)(3) Form of Notice of Guaranteed Delivery.*

  (d)(4) Form of Letter from J.P. Morgan Securities Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

  (d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

  (d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

  (d)(7) Summary Advertisement as published in The New York Times on October 23, 1997.*

  (d)(8) Press Release issued by Parent and Company on October 20, 1997 (incorporated by reference to Exhibit B to Amendment No. 11 to the Schedule 13D of Parent et al. dated October 20, 1997).

  (d)(9) English translation of French-language press release published on October 20, 1997 (incorporated by reference to Exhibit C to Amendment No. 11 to the Schedule 13D of Parent et al. dated October 20, 1997).

  (d)(10) Press Release issued by Parent on August 29, 1997.*

  (d)(11) Press Release issued by the Company on August 29, 1997.*

  (d)(12) Press Release issued by the Company on October 21, 1997.*

  (d)(13) Proposal letter dated August 29, 1997 to Rexel, Inc. from Rexel
S.A.*

  (d)(14) Proposal letter dated August 29, 1997 to Mr. Guinchard from Rexel
S.A.*

  (e) Section 623 of the Business Corporation Law of the State of New York (attached as Schedule III to the Offer to Purchase).*

  (f) Not applicable.
--------
* Incorporated by reference to the Statement on Schedule 14D-1 filed by Purchaser on October 23, 1997.

                                       2